Act 2/19/2002

TC 2/13/02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23787

02006017

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/25/00 (MM/DD/YY) AND ENDING 11/30/01 (MM/DD/YY)

RECD S.E.C.
JAN 3 0 2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Options of Chicago, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle Street
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Brennan (312) 362-3809
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterHouseCoopers LLP
(Name — if individual, state last, first, middle name)

One North Wacker Dr. (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
P THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, William R. Brennan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________, as of January 24, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

OFFICIAL SEAL
LESLIE BAUDE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 10-25-2003

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Name of Organization: First Options of Chicago, Inc.
Address: One Financial Place
440 South LaSalle Street
Chicago, IL 60605

Date: January 24, 2002

BOARD OF DIRECTORS
NEW YORK STOCK EXCHANGE, INC.
C/O DATA CONTROL SECTION, 22nd FLOOR
20 BROAD STREET
NEW YORK, NEW YORK 10005

GENTLEMEN:

WE, THE UNDERSIGNED, member of allied members of First Options of Chicago, Inc. have caused an examination of our financial statements to be made in accordance with generally accepted auditing standards and prescribed regulations.

We hereby certify that, to the best of our knowledge and belief, the accompanying financial statements for the period ended November 30, 2001, represent the true and correct financial position, result of operations and changes in financial position of our organization, and will be made available to those members and allied members whose signatures do not appear below.

BRIAN F. DUGGAN

WILLIAM R. BRENNAN

STATE OF ILLINOIS

SS

COUNTY OF COOK

Sworn to before me this 24th
Day of January, 2002

OFFICIAL SEAL
LESLIE BAUDE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 10-25-2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

Report of Independent Accountants

To the Board of Directors and Shareholders of
First Options of Chicago, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in subordinated liabilities, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of First Options of Chicago, Inc. (the "Company") at November 30, 2001, and the results of its operations and its cash flows for the fiscal year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 14 to 20 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 24, 2002

First Options of Chicago, Inc.

Statement of Financial Condition
November 30, 2001
(In Thousands)

ASSETS

Cash	$ 10,110
Cash, cash equivalents and securities deposited with clearing organizations or segregated in compliance with Federal regulations	1,739,662
Securities borrowed	4,457,431
Receivable from brokers, dealers and clearing organizations	174,954
Receivable from customers	2,471,785
Exchange memberships owned - at cost (market value $6,737)	3,860
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation and amortization of $11,157	8,069
Deferred taxes	22,967
Other assets	12,347
Total assets	$ 8,901,185

LIABILITIES AND SHAREHOLDERS' EQUITY

Borrowings from affiliate	$ 169,000
Securities loaned	1,796,498
Payable to brokers, dealers and clearing organizations	24,366
Payable to customers	6,360,490
Accrued expenses and other liabilities	132,030
	8,482,384
Commitments and contingencies (see Note 4)	-
Liabilities subordinated to claims of general creditors	200,000
Shareholders' equity	218,801
Total liabilities and shareholders' equity	$ 8,901,185

The accompanying notes are an integral part of the financial statements.

First Options of Chicago, Inc.

Statement of Operations
For the Fiscal Year Ended November 30, 2001
(In Thousands)

Revenues:	
Commissions, clearance and floor brokerage	$ 182,087
Interest	630,342
Other	10,149
Total revenues	822,578
Expenses:	
Brokerage, clearance and exchange fees	37,556
Communications	7,721
Data processing and equipment rental	16,121
Depreciation and amortization	7,386
Employee compensation and benefits	69,406
Interest	581,792
Printing, postage and office supplies	1,268
Professional fees	2,663
Rent and occupancy	8,283
Other	12,578
Total expenses	744,774
Income before income tax expense	77,804
Income tax expense	(35,432)
Net income	$ 42,372

First Options of Chicago, Inc.

Statement of Changes in Subordinated Liabilities
For the Fiscal Year Ended November 30, 2001
(In Thousands)

Subordinated liabilities - beginning of fiscal year	$ 267,000
Reductions in borrowings	(67,000)
Subordinated liabilities - end of fiscal year	$ 200,000

The accompanying notes are an integral part of the financial statements.

First Options of Chicago, Inc.

Statement of Changes in Shareholders' Equity
For the Fiscal Year Ended November 30, 2001
(In Thousands)

	Common Stock	Preferred Series A Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, beginning of fiscal year	$ 1	$ 1,080	$ 31,418	$ 152,146	$ 184,645
Preferred Series A stock issued		310			310
Preferred Series A stock redeemed at cost		(360)			(360)
Net income				42,372	42,372
Dividends				(8,166)	(8,166)
Balance, end of fiscal year	$ 1	$ 1,030	$ 31,418	$ 186,352	$ 218,801

The accompanying notes are an integral part of the financial statements.

First Options of Chicago, Inc.

Statement of Cash Flows
For the Fiscal Year Ended November 30, 2001
(In Thousands)

Cash flows from operating activities:		
Net income		$ 42,372
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 7,386	
Deferred income taxes	(2,442)	
Gain on sale of clearing corporation stock	(1,115)	
(Increase) decrease in operating assets:		
Cash, cash equivalents and securities deposited with clearing organizations or segregated in compliance with Federal regulations	(1,204,702)	
Securities borrowed	(2,189,451)	
Receivable from brokers, dealers and clearing organizations	(23,168)	
Receivable from customers	(262,997)	
Other assets	4,860	
Increase (decrease) in operating liabilities:		
Securities loaned	(130,493)	
Payable to brokers, dealers and clearing organizations	(23,574)	
Payable to customers	3,977,001	
Accrued expenses and other liabilities	44,291	
Total adjustments		195,596
Net cash provided by operating activities		237,968
Cash flows from financing activities:		
Net decrease in borrowings from banks	(324,800)	
Net increase in borrowings from affiliate	169,000	
Preferred Series A stock issued	310	
Preferred Series A stock redeemed	(360)	
Net decrease in subordinated liabilities	(67,000)	
Dividends paid	(8,166)	
Net cash used in financing activities		(231,016)
Cash flows from investing activities:		
Purchases of fixed assets	(4,230)	
Sale of fixed assets	412	
Net cash used in investing activities		(3,818)
Net increase in cash		3,134
Cash, beginning of fiscal year		6,976
Cash, end of fiscal year		$ 10,110
Supplemental disclosure of cash flow information:		
Cash paid for interest		$ 584,274
Cash paid for income taxes		$ 4,496

The accompanying notes are an integral part of the financial statements.

1. **Significant Accounting Policies:**

First Options of Chicago, Inc. (the "Company") is a registered broker-dealer and futures commission merchant. The outstanding common stock of the Company is owned by SLK Acquisition Co. ("SLK Acq"), which is wholly owned by SLK Holdings, Inc., a wholly owned subsidiary of The Goldman Sachs Group, Inc. (the "Group"). The Company operates on a fiscal year basis which ends on the last Friday of November.

Customers' securities transactions are recorded on a settlement date basis, which is generally three business days after trade date, with related revenues and expenses recorded on a trade date basis. Customer-owned securities held by the Company and the net value of customers' options on futures positions are not reflected on the statement of financial condition. A portion of these securities has been deposited as margin with exchange clearing organizations.

At November 30, 2001, cash, cash equivalents and securities deposited with clearing organizations or segregated in compliance with Federal regulations includes $301,826,000 of cash and cash equivalents, of which $86,220,000 is on deposit and $215,606,000 is segregated.

Cash equivalents are composed of money market funds and are primarily held to satisfy deposit requirements with exchanges and clearing organizations.

Securities owned, which consist primarily of United States government obligations, are stated at market value, with unrealized gains and losses reflected in interest revenue.

Securities purchased under agreements to resell ("reverse repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted resale amounts plus accrued interest. It is the Company's policy to take possession of securities with a market value equaling the principal amount loaned plus accrued interest in order to collateralize reverse repurchase agreements. The Company monitors the market value of collateral daily with additional collateral obtained or refunded, as appropriate. At November 30, 2001, cash and securities deposited with clearing organizations or segregated in compliance with Federal regulations includes $1,437,836,000 of reverse repurchase agreements, of which $1,265,774,000 are on deposit and $172,062,000 are segregated.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded, as appropriate.

Depreciation of furniture and equipment is primarily recognized on a straight-line basis over the estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful lives of the improvements or the remaining terms of respective leases.

As of November 30, 2001, the Company adopted the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FASB Statement No. 125". In general, transfers are accounted for as sales under SFAS No. 140 when the Company relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as repurchase agreements and collateralized financing arrangements. SFAS No. 140 also eliminates the requirements under SFAS No. 125 to report collateral received for certain repurchase agreements and collateralized financing arrangements and requires certain disclosures regarding collateral and separate classification of certain pledged assets on the statement of financial condition.

Intangible assets, included in other assets on the statement of financial condition, are amortized on a straight-line basis over a five year period and represent the purchase of a customer list.

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables. Similarly, the Company's short-term liabilities are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, and, accordingly, are not materially affected by changes in interest rates. The carrying amount of subordinated liabilities closely approximates fair value based upon market rates of interest available to the Company.

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these amounts.

2. Receivable From and Payable to Brokers, Dealers and Clearing Organizations:

Amounts receivable from and payable to brokers, dealers and clearing organizations at November 30, 2001 consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 110,675,000	$ 2,660,000
Receivable/payable with clearing brokers	27,345,000	3,000
Receivable/payable with clearing organizations	27,076,000	12,895,000
Other, primarily stock borrow/loan interest	9,858,000	8,808,000
Balance as of November 30, 2001	$ 174,954,000	$ 24,366,000

3. **Borrowings from Affiliate:**

Under an informal agreement, the Company can make short-term borrowings from the Group to finance customer trading activities. These borrowings are made on an agreement-to-pledge basis and the Company specifically identifies customer owned securities approximating 125% of the principal amount to satisfy this pledge. Amounts borrowed under this agreement amounted to $169,000,000 at November 30, 2001. Interest on these borrowings is calculated at a negotiated rate, which is based on the federal funds rate, plus 40 basis points. Total interest expense related to these borrowings for the fiscal year ending November 30, 2001 amounted to $6,200,000.

4. **Commitments and Contingencies:**

The Company is obligated under various lease commitments for office space and equipment. Certain of the leases contain renewal options and provisions for rent escalations based on increased costs incurred by the lessor. Minimum annual rentals under these leases are as follows:

Fiscal Year(s)	Minimum Rentals
2002	$ 8,011,000
2003	7,605,000
2004	7,042,000
2005	6,475,000
2006	6,208,000
2007-2011	22,215,000

The Company is involved in certain claims and legal proceedings arising in the ordinary course of business. In the opinion of management, after consultation with counsel, these proceedings will not result in any material adverse effect on the Company's financial position or results of operations.

The Company is a guarantor for $2,280,000 under bank loans made to customers to purchase exchange memberships.

5. **Subordinated Liabilities:**

The Company has a $500,000,000 subordinated revolving credit agreement with the Group, maturing October 31, 2003. The credit agreement bears interest at the three month LIBOR rate, plus 75 basis point. At November 30, 2001, $200,000,000 was outstanding under this credit agreement.

For the fiscal year ended November 30, 2001, total interest expense of $11,416,000 was recognized for subordinated liabilities.

The above subordinated liabilities are included in the Company's regulatory capital and can be repaid only if, after giving effect to such repayment, the Company meets the applicable regulatory capital requirements.

6. Capital Stock:

The Company is authorized to issue 1,000 shares of $.01 par value common stock, of which 100 shares were outstanding at November 30, 2001. The only holder of the common stock, SLK Acq, is entitled to one vote for each share held of record. Under certain circumstances, the common stock is convertible to one share of non-voting preferred stock (Series C) of the Company for each share of common stock held at the conversion date.

The Company is also authorized to issue 118,000 shares of $.01 par value preferred stock consisting of 8,000 shares of Series A and 110,000 shares of Series C. At November 30, 2001, there were outstanding 1,030 shares of Series A and no shares of Series C. All of the Series A shares outstanding are owned by customers of the Company under joint back office agreements. The Series A is non-voting and non-convertible, but upon the occurrence of certain events is redeemable by the Company at $1,000 per share together with any accrued and unpaid dividends on the redemption date. The Series A ranks senior to the Series C and common stock as to dividend rights and the distribution of assets upon liquidation. Dividends on the Series A are cumulative and payable, when due, to the stockholders of record on each April 1 at a rate of 5% per annum of the face value.

During the fiscal year ended November 30, 2001, the Company paid $56,000 of Series A dividends and $8,110,000 of common stock dividends.

7. Regulatory Requirements:

As a registered broker-dealer and futures commission merchant, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission and Rule 1.17 of the Commodity Futures Trading Commission, which specify uniform minimum net capital requirements for their registrants. The Company has elected to use the alternative net capital method permitted by Rule 15c3-1. At November 30, 2001, the Company had net capital of $195,714,000 which exceeded the requirement of $8,507,000 by $187,207,000.

Also, in accordance with the Securities and Exchange Commission's no-action letter dated November 3, 1998, the Company computes a reserve requirement for the proprietary accounts of introducing brokers ("PAIB"). At November 30, 2001, the Company had no PAIB deposit requirement.

8. Related Parties:

The Company provides and utilizes clearance, execution and processing services and also engages in financing activities with the Group and other affiliates. At November 30, 2001, the financial statements include the following balances between the Company, the Group and other affiliates:

At November 30, 2001	
Securities borrowed	$ 3,314,603,000
Reverse repurchase agreements	1,437,836,000
Receivable from customers	2,202,356,000
Receivable from brokers and dealers	428,000
Securities loaned	1,341,417,000
Payable to customers	415,503,000
Accrued expenses and other liabilities	52,098,000
Borrowings from affiliate (Note 3)	169,000,000
Liabilities subordinated to claims of general creditors (Note 5)	200,000,000

Fiscal Year Ended November 30, 2001	
Commissions, clearance and floor brokerage revenues	$ 2,985,000
Interest revenue	288,898,000
Other revenues	60,000
Brokerage, clearance and exchange fees expense	2,706,000
Interest expense	220,371,000
Other expenses, primarily service fees incurred for data services provided by an affiliate to the Company	10,092,000

For the period January 15, 2001 through November 30, 2001, the Company provided clearance services to an affiliate for no charge. However, all pass through fees from third parties, paid by the Company on behalf of this affiliate, were charged at rates comparable to those charged to third parties. Clearing commissions and fees will be charged to this affiliated broker effective December 3, 2001, following an amendment to the clearing contract.

9. Income Taxes:

The Company will file consolidated federal and state income tax returns for the fiscal year ended November 30, 2001 with the Group. For financial statement purposes, the Company calculates its income tax expense or benefit on a separate return basis.

The Company's effective tax rate differs from the statutory federal rate primarily due to state taxes and prior year adjustments. The benefit for deferred taxes primarily results from differences in the book and tax treatment of restricted stock units granted to the Company's employees by the Group (see Note 12), reserves maintained for accounting purposes and differences in book and tax depreciation and amortization. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, are as follows:

	Current	**Deferred**	**Total**
Federal	$ 29,850,000	$ (1,967,000)	$ 27,883,000
State	8,024,000	(475,000)	7,549,000
	$ 37,874,000	$ (2,442,000)	$ 35,432,000

The Company has reviewed the components of its deferred tax assets and has determined that it is more likely than not that the asset will be realized.

10. Financial Instruments with Off-Balance-Sheet Credit Risk:

As a securities broker and dealer, the Company is engaged in various brokerage activities servicing a diverse group of corporate, institutional and individual investors. The Company's customer activities involve the execution, settlement and financing of various customer securities and commodities transactions for locals, specialists and market makers. Customer securities activities are transacted on either a cash or margin basis and customer commodity transactions are generally transacted on a margin basis subject to individual exchange regulations. Due to the nature of their operations, which may include a significant level of margin lending and involve short sales and option writing, the Company may have significant credit exposure due to the potential inability of these customers to meet their commitments. A substantial portion of the Company's transactions are collateralized and are executed with and on behalf of other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities and commodities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company. Where deemed necessary, the Company will require the customer to deposit additional margin collateral or reduce positions if it is believed that the customer's activities may be subject to above-normal market risks. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or reduce positions, when necessary. Additionally, in order to further control this risk, the Company has developed computerized risk control systems which analyze the customers' sensitivity to major market movements.

The Company also establishes credit limits for customers engaged in commodity futures activities, which are monitored daily. The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned and to satisfy margin deposits of various exchanges. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged daily and by requiring adjustments of collateral levels in the event of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance daily.

11. Employee Benefit Plans:

Substantially all of the Company's employees are covered by a discretionary profit-sharing plan and a 401(k) plan. The profit-sharing plan is funded as of each December 31 from current contributions which are made at the Company's discretion. Employees may make contributions to the 401(k) plan on a voluntary basis, however; the Company has no contribution obligation under the plan and has made no contributions during the year.

12. Restricted Stock Units

On October 31, 2000, the Group issued its restricted stock units to employees of the Company under a stock incentive plan, primarily in connection with its acquisition of the Company. Delivery of the shares of underlying common stock is conditioned by the grantee's satisfying certain requirements as outlined in the award agreement. The restricted stock units will vest over a period of up to five years from the grant date, as outlined in the award agreement.

Restricted stock unit activity is summarized below:

	Total Vested Shares	Total Unvested Shares
Beginning balance as of November 24, 2000	360,657	511,551
Forfeited	(1,754)	(17,994)
Vested	10,153	(10,153)
Delivered	(50,668)	-
Ending balance as of November 30, 2001	318,388	483,404

For the fiscal year ended November 30, 2001, the Company recognized $11,875,000 of compensation expense associated with restricted stock units.

First Options of Chicago, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1
November 30, 2001
(In Thousands)

Credits:		
Shareholders' equity		$ 218,801
Liabilities subordinated to claims of general creditors under subordination agreements available for regulatory capital		200,000
CBTCC stock margin value increase		340
Discretionary liabilities (net of tax)		12,652
Total credits		431,793
Debits:		
Nonallowable assets:		
Exchange memberships and fixed assets	$ 11,929	
Customer receivables (net of reserve)	4,580	
Other assets	8,630	
Deferred taxes	22,967	
	48,106	
Other charges:		
Additional charges for customers' security and commodity accounts:		
Aged fail to deliver	381	
Deductions for accounts carried under Rule 15c3-1(c)(2)(x)	164,909	
Other charges	16,912	
	182,202	
Total debits		230,308
Net capital before haircuts on proprietary positions		201,485
Haircuts on proprietary positions		5,771
Net capital		195,714
Minimum net capital requirement		8,507
Excess net capital		$ 187,207

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part II filing.

First Options of Chicago, Inc.

Computation for Determination of Reserve Requirements
For Broker-Dealers Pursuant to Rule 15c3-3
November 30, 2001
(In Thousands)

Credit balances:		
Free credit balances and other credit balances in customers' securities accounts	$	629
Customers' securities failed to receive		
Market value of short securities and credits in all suspense accounts over 7 business days		53
Other		632
Total credits		1,314
Debit balances:		
Aggregate debit items		
Less 3% for alternative method		-
Total debits		-
Excess credits	$	1,314
Cash and value of qualified securities on deposit in Reserve Bank Account	$	4,845

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part II filing.

First Options of Chicago, Inc.

Information Relating to Possession or Control Requirements for Broker-Dealers Pursuant to Rule 15c3-3
November 30, 2001

There are no items or valuations for which:

1. Instructions to reduce to possession or control had been issued as of the report date but for which the required action had not been taken by the Company within the timeframes specified under Rule 15c3-3.

2. Instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from temporary lags, which result from normal business operations as permitted under Rule 15c3-3.

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part II filing.

First Options of Chicago, Inc.

Statement of Segregation Requirements and Funds in Segregation for Customers Trading on United States Commodity Exchanges
November 30, 2001
(In Thousands)

Segregation requirements:	
Net ledger balances:	
Cash	$ 177,793
Securities - at market	64,906
Net unrealized profit (loss) in open futures contracts traded on a contract market	188,385
Exchange - traded options:	
Add market value of open option contracts purchased on a contract market	5,394,630
Deduct market value of open option contracts sold on a contract market	(5,499,992)
Net equity	325,722
Add accounts liquidating to a deficit and accounts with debit balances - gross amount	175
Less amount offset against U.S. Treasury obligations owned by particular customers	-
Amount required to be segregated	325,897
Funds in segregated accounts:	
Deposited in segregated funds bank accounts:	
Cash	7,038
Securities representing investments of customers' funds - at market	327,225
Securities held for particular customers or option customers in lieu of cash - at market	91
Margins on deposit with clearing organizations of contract markets:	
Cash	26
Securities representing investments of customers' funds - at market	48,217
Securities held for particular customers or option customers in lieu of cash - at market	62,418
Net settlement from clearing organizations of contract markets	4,005
Exchange traded options:	
Value of open long options contracts	5,394,630
Value of open short options contracts	(5,499,992)
Net equities with other futures commission merchants:	
Net liquidating equity	7
Securities representing investments of customers' funds - at market	998
Segregated funds on hand - marketable securities	2,397
Total amount in segregation	347,060
Excess funds in segregation	$ 21,163

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part II filing.

First Options of Chicago, Inc.

Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7
November 30, 2001
(In Thousands)

I. Check the appropriate box to identify the amount shown on line 1, below:

___ Secured amounts in only U.S.- domiciled customers' accounts

___ Secured amounts in U.S. and foreign - domiciled customers' accounts

_X_ Net liquidating equities in all accounts of customers trading on foreign boards of trade

___ Amount required to be set aside pursuant to law, rule or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder

II. Has the FCM changed the method of calculating the amount to be set aside in separate accounts since the last financial report it filed?

___ Yes If yes, explain the change below.

_X_ No

1.	Amount to be set aside in separate Section 30.7 accounts	$ 5,773
2.	Total funds in separate Section 30.7 accounts	11,710
3.	Excess (deficiency) - (subtract line 1 from line 2)	$ 5,937

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part II filing.

First Options of Chicago, Inc.

Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7
November 30, 2001
(In Thousands)

1.	Cash in banks:	
	A. Banks located in the United States	$ 267
	B. Other banks designated by the Commission	
2.	Securities:	
	A. In safekeeping with banks located in the United States	
	B. In safekeeping with other banks designated by the Commission	
3.	Equities with registered futures commission merchants	
	A. Cash	
	B. Securities	
	C. Unrealized gain (loss) on open futures contracts	
	D. Value of long option contracts	
	E. Value of short option contracts	
4.	Amounts held by clearing organizations of foreign boards of trade	
	A. Cash	
	B. Securities	
	C. Amount due to (from) clearing organization - daily variation	
	D. Value of long option contracts	
	E. Value of short option contracts	
5.	Amounts held by members of foreign boards of trade	
	A. Cash	11,088
	B. Securities	
	C. Unrealized gain (loss) on open futures contracts	355
	D. Value of long option contracts	
	E. Value of short option contracts	
6.	Amounts with other depositories designated by a foreign board of trade	
7.	Segregated funds on hand	
8.	Total funds in separate Section 30.7 accounts	$ 11,710

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part II filing.

First Options of Chicago, Inc.

Computation of CFTC Minimum Capital Requirement
November 30, 2001
(In Thousands)

A.	Amounts required to be segregated for customers pursuant to CEAct and regulations		
i.	U.S. futures and options	$ 325,897	
ii.	Foreign futures and options	5,773	
	Subtotal		$ 331,670
B.	Deductions for open long U.S. and foreign options in customers' accounts		
i.	Value of long options included in line A	1,007,438	
ii.	With respect to each option customer, the amount of long values included in line B.i. which exceeds the net liquidating equity in that option customers' account	(888,432)	
	Net deduction for open long customer options		119,006
C.	Amount subject to 4% net capital factor		212,664
D.	Enter 4% of line C		$ 8,507
E.	Minimum CFTC net capital requirement		$ 8,507

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part II filing.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5 and CFTC Regulation 1.16

To the Board of Directors of
First Options of Chicago, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of First Options of Chicago, Inc. (the "Company") for the fiscal year ended November 30, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;
5. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17;
6. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and
7. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected

PRICEWATERHOUSECOOPERS

benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, including securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2001 to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the New York Stock Exchange, Inc., the Chicago Mercantile Exchange Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 24, 2002